FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2008 (No. 7)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On August 20, 2008, the Registrant announced its financial results for the six and three months ended June 30, 2008 and on August 21, 2008 issued unaudited condensed interim consolidated financial statements as of June 30, 2008and for the six months then ended. Attached hereto are the following exhibits:

Exhibit 99.1	Registrant's unaudited condensed interim consolidated financial statements as of June 30, 2008 and for the six months then ended.

Exhibit 99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations

        This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, including the Registration Statement on Form F-4 (File No. 333-151919).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary